UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29065 / December 1, 2009

_____

In the Matter of   :
                                                                          :
FaithShares Trust   :
FaithShares Advisors, LLC   :
3555 Northwest 58th Street, Suite 410   :
Oklahoma City, OK 73112   :
                                                                          :
SEI Investments Distribution Company   :
1 Freedom Valley Drive   :
Oaks, PA 19456   :
                                                                          :
                                                                          :
(812-13638)   :
_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT COMPANY
ACT OF 1940

FaithShares Trust, FaithShares Advisors, LLC and SEI Investments Distribution Company filed an
application on March 4, 2009, and amendments to the application on April 21, 2009, October 23,
2009, and November 4, 2009, requesting an order under section 6(c) of the Investment Company
Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act
and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the Act, and under sections 6(c) and 17(b) of the Act for an
exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) series of an open-end management investment company to issue shares
("Fund Shares") that can be redeemed only in large aggregations ("Creation Unit Aggregations");
(b) secondary market transactions in Fund Shares to occur at negotiated prices; (c) certain series to
pay redemption proceeds, under certain circumstances, more than seven days after the tender of
Fund Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and
receive securities from, the series in connection with the purchase and redemption of Creation Unit
Aggregations; and (e) certain registered management investment companies and unit investment
trusts outside of the same group of investment companies as the series to acquire Fund Shares.

On November 5, 2009, a notice of the filing of the application was issued (Investment Company
Act Release No. 28991). The notice gave interested persons an opportunity to request a hearing and

stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of FaithShares Trust, FaithShares Advisors, LLC and SEI Investments Distribution Company (File No. 812-13638),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary